SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Greenbrier Companies, Inc.
(Name of Issuer)

Common Stock, Without Par Value
(Title of Class of Securities)

393657101
(CUSIP Number)

Keith Schaitkin
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  393657101

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
924,262

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
924,262

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
924,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.41%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.  393657101

1           NAME OF REPORTING PERSON
ARI Longtrain Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
924,262

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
924,262

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
924,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.41%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  393657101

1           NAME OF REPORTING PERSON
American Railcar Industries, Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
North Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
924,262

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
924,262

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
924,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.41%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  393657101

1           NAME OF REPORTING PERSON
IEH ARI Holdings LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
924,262

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
924,262

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
924,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.41%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  393657101

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
924,262

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
924,262

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
924,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.41%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No.  393657101

1.           NAME OF REPORTING PERSON
Icahn Enterprises GP Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
924,262

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
924,262

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
924,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.41%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No.  393657101

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
924,262

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
924,262

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
924,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.41%

14           TYPE OF REPORTING PERSON
                                OO

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment Number 3 to the Schedule 13D relating to the Common Stock, without par value (the "Shares"), issued by The Greenbrier Companies, Inc. (the “Issuer”), and hereby amends the Scheduled 13D filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2012 (as amended, the “Schedule 13D”), as amended by Amendment Number 1 to the Schedule 13D filed with the SEC on December 18, 2012 and as amended by Amendment Number 2 to the Schedule 13D filed with the SEC on December 19, 2012.  This Amendment Number 3 to the Schedule 13D reports that the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares on December 21, 2012.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The first two sentences of Item 3 of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 924,262 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $12.8 million (including commissions).

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate,  924,262 Shares, representing approximately 3.41% of the Issuer's outstanding Shares (based upon the 27,142,911 Shares stated to be outstanding as of November 15, 2012 by the Issuer in the Issuer's Schedule 14A filed with the Securities and Exchange Commission on November 16, 2012).

(b) Longtrain has sole voting power and sole dispositive power with regard to  924,262 Shares. Each of ARI, IEH ARI Holdings, Icahn Enterprises Holdings, Icahn Enterprises GP and Mr. Icahn shared voting power and shared dispositive power with regard to such Shares.

Each of ARI, IEH ARI Holdings, Icahn Enterprises Holdings, Icahn Enterprises GP and Mr. Icahn, by virtue of their relationships to Longtrain (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Longtrain directly beneficially owns. Each of ARI, IEH ARI Holdings, Icahn Enterprises Holdings, Icahn Enterprises GP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Purchased/ (Sold)	Price Per Share Purchased/ Sold
Longtrain	10/23/2012	10,800.00	16.97
Longtrain	10/24/2012	9,839.00	17.01
Longtrain	10/25/2012	226,639.00	17.07
Longtrain	10/26/2012	5,200.00	17.01
Longtrain	11/01/2012	850,000.00	15.05
Longtrain	11/02/2012	600,000.00	14.33
Longtrain	11/5/2012	150,000.00	13.48
Longtrain	11/6/2012	82,800.00	13.79
Longtrain	11/07/2012	114,400.00	13.85
Longtrain	11/08/2012	104,154.00	13.88
Longtrain	11/9/2012	54,600.00	13.71
Longtrain	11/12/2012	260,000.00	13.83
Longtrain	12/21/2012	(1,786,334)	15.41

(e) On December 21, 2012, the Reporting Persons ceased to be the beneficial owner of more than five (5%) percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

ARI LONGTRAIN INC.

By:           /s/Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

AMERICAN RAILCAR INDUSTRIES, INC.

By:           /s/ James A. Cowan
Name: James A. Cowan
Title: Chief Executive Officer

IEH ARI HOLDINGS LLC

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN